Exhibit 99.1

LAKESHORE BIOPHARMA TO HOLD AN EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS ON SEPTEMBER 27, 2024

GAITHERSBURG, MD., September 10, 2024 /PRNewswire/ -- LakeShore Biopharma Co., Ltd (Nasdaq: LSB) (“LakeShore Biopharma” or the “Company”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced that it will hold an extraordinary general meeting of shareholders (the “EGM”) at 10:00 a.m., Beijing time, on September 27, 2024, virtually via a Zoom video conference call, for the purpose of considering and, if thought fit, passing the proposed resolutions set forth in the notice of EGM (the “Notice of EGM”).

Instructions for accessing the video conference call are as follows:

Zoom Meeting URL:
https://us06web.zoom.us/j/6195900008?pwd=OTEvOGtnNFVpaUdBUkdRRlp4Y0txUT09

Meeting ID: 619 590 0008

Passcode: 666666

The purpose of the EGM is for the Company’s shareholders to approve several resolutions in relation to regaining compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5450(a)(1) prior to the expiration of the grace period on October 21, 2024, including (i) with effect from October 1, 2024, to consolidate every 10 (ten) ordinary shares, par value of US$0.00002 each (whether issued or unissued), into 1 (one) ordinary share, par value of US$0.0002 each (the “Share Consolidation”); and (ii) with effect immediately following the Share Consolidation, to amend and restate the currently effective memorandum and articles of association of the Company by their deletion in their entirety and the substitution in their place of the second amended and restated memorandum and articles of association of the Company.

The close of business on September 11, 2024 (Eastern Time) has been fixed as the record date of the EGM. Holders of record of the Company’s ordinary shares as of the record date shall be entitled to attend and vote at the EGM virtually and any adjourned meeting thereof. The Notice of EGM and proxy card for the EGM are available on the Company’s website at investor.lakeshorebio.com. The board of directors of the Company fully supports the proposed resolutions listed in the Notice of EGM and recommends that shareholders vote in favor of the resolutions set out in the Notice of EGM.

About LakeShore Biopharma

LakeShore Biopharma, previously known as YS Biopharma, is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a new generation of preventive and therapeutic biologics targeting Rabies, Coronavirus, Hepatitis B, Influenza, Shingles, and other virus infections. The Company operates in China, the United States, Singapore, and the Philippines, and is led by a management team that combines rich local expertise and global experience in the biopharmaceutical industry. For more information, please visit investor.lakeshorebio.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the expected growth of LakeShore Biopharma, the development progress of all product candidates, the progress and results of all clinical trials, LakeShore Biopharma’s ability to source and retain talent, and the cash position of LakeShore Biopharma. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “potential,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “goal,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether identified in this press release, and on the current expectations of LakeShore Biopharma’s management and are not predictions of actual performance.

LakeShore Biopharma cannot assure you the forward-looking statements in this press release will be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those included under the heading “Risk Factors” in the company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission, or SEC, and other risks described in documents subsequently filed by the company from time to time with the SEC. There may be additional risks that LakeShore Biopharma does not presently know or that LakeShore Biopharma currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of LakeShore Biopharma as of the date of this press release. Subsequent events and developments may cause those views to change. However, while LakeShore Biopharma may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of LakeShore Biopharma as of any date subsequent to the date of this press release. Except as may be required by law, LakeShore Biopharma does not undertake any duty to update these forward-looking statements.

Investor Relations Contact

Robin Yang
Partner, ICR, LLC
Tel: +1 (212) 537-4035
Email: LakeShoreBiopharma.IR@icrinc.com